UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 17 March 2010

# Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X          Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes          No X



## Press Release

**Issued by Harmony Gold Mining Company Limited**

**17 March 2010**

**For more details contact:**

**Esha Brijmohan**
**Investor Relations Officer**

**on +27 (0)82 759 1775**

**or**

**Marian van der Walt**
**Executive: Corporate and Investor Relations**

**on +27 (0)82 888 1242**

**Corporate Office**:
**Randfontein Office Park**
**P O Box 2**
**Randfontein**
**South Africa 1760**
**T +27 (11) 411 2000**

**www.harmony.co.za**

**JSE:      HAR**
**NYSE:     HMY**
**NASDAQ: HMY**
**ISIN No.:  ZAE000015228**

**Fatality at Harmony's Tshepong mine**

**Johannesburg. Wednesday, 17 March 2010**. Harmony Gold Mining Company Limited regrets to announce that a rockfall accident occurred at its Tshepong mine in the Free State today, resulting in the death of a mineworker.

The incident occurred at approximately 1:45 this morning in the development end, 2077 metres below surface.

The Department of Mineral Resources (DMR) stopped blasting operations at the mine to conduct a risk assessment. Management, together with the DMR commenced investigations today.

ends.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March  17, 2010

Harmony Gold Mining Company Limited

By:    /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director